December 23, 2010
Via EDGAR (Correspondence)

Mr. Michael Volley
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander Chile Form 20-F for the Fiscal Year Ended December 31, 2009 File No. 001-14554

Dear Mr. Volley:

On behalf of Banco Santander Chile (“Santander-Chile” or the “Bank”), I hereby submit Santander-Chile’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 24, 2010 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) of Santander-Chile.
I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander-Chile’s responses are to pages in the filed version of the 20-F.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospectus

Provision for Loan Losses, page 59

1.
Please revise future filings to disclose in a tabular format the amount of each component that comprises loans classified as substandard at each period end presented. We note your disclosure of the components of these loans in note 5 on page 59.

Response

We acknowledge the Staff’s comment, and in future filings will disclose in tabular format the amount of each component that comprises loans classified as substandard at each period end presented. Additionally, in future filings we will also refer to all such loans as impaired loans.  Impaired loans are determined under the guidelines established in IAS 39 paragraphs 58 and 59. Impaired loans include:

For loans whose allowance is determined on an individual basis:

(1)	All loans to a debtor that are rated C1 through D2.
(2)	Total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days.

For loans whose loan loss allowance is determined on a group basis:

(1)	Total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans.
(2)	If the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired.

Even though loan loss allowance levels in these cases are determined on a group basis, the definition of “impaired” requires that these loans be determined as impaired on an individual basis.

In future filings, we propose the following disclosure in Item 5:

“Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision expenses

	Year ended December 31,		% Change
	200Y	200X	200Y/200X
(in millions of Ch$)
Gross provision expenses(1)	-	-	—%
Charge-offs	-	-	—%
Recoveries of loans previously charged-off	-	-	—%
Provision expenses, net	-	-	—%
Period-end loans(2)	-	-	—%
Past due loans(3)	-	-	—%
Non-performing loans(4)	-	-	—%
Impaired loans(5)	-	-	—%
Loan loss allowances(6)	-	-	—%
Non-performing loans / period-end loans(4)	—%	—%
Past due loans / period-end loans	—%	—%
Expected loan loss ratio(7)	—%	—%
Coverage ratio non-performing loans(8)	—%	—%
Coverage ratio past due loans(9)	—%	—%

(1)	Net of the reversal of allowances on loans charged off during the period
(2)	Includes Ch$[•] million in 2010 and Ch$[•] in 2009 in interbank loans.
(3)	Past-due loans all are installments and lines of credit that are over 90 days overdue.
(4)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days overdue.
(5)
 Impaired loans are determined under the guidelines established in IAS 39 paragraphs 58 and 59. For loans whose allowance is determined on an individual basis, impaired loans include: (1) All loans to a debtor that are rated C1 through D2; (2) Total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days. For loans whose loan loss allowance is determined on a group basis, impaired loans include: (1) Total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans; (2) If the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired.
(6)	Includes Ch$[•] million in 2010 and Ch$[•] million in 2009 in loan loss allowances for interbank loans
(7)	Loan loss allowance divided by total loans.
(8)	Loan loss allowance divided by non-performing loans.
(9)	Loan loss allowance divided by past due loans.

Analysis of Impaired Loans and Amounts Non-Performing

The following table sets forth, for the periods indicated, impaired loans separated by component:

Impaired loans As of December 31, 2010	Commercial	Residential mortgage	Consumer
Commercial loans at risk of default (1)
Non-performing loans (2)
Re-negotiated loans (3)
Total
Impaired loans As of December 31, 2009	Commercial	Residential mortgage	Consumer
Commercial loans at risk of default (1)
Non-performing loans (2)
Re-negotiated loans (3)
Total

(1)	All commercial loans analyzed individually at risk of default, defined as all loans to a debtor with a loan rated C1 through D2.
(2)	Total loans to a debtor, whose allowance level is determined on a group basis, and who has a loan that is non-performing.
(3)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.”

2.
We note your disclosure that you classify all renegotiated customer loans as substandard. Please revise future filings to disclose if other (commercial, etc.) renegotiated loans are classified as substandard. If not, explain why you do not consider them substandard.

Response

We acknowledge the Staff’s comments. The 2009-20F inadvertently stated that the only renegotiated loans included in impaired loans were renegotiated consumer loans when the category includes all renegotiated loans whose loan loss allowance is determined on a group basis. In future filings, we will have clearer disclosure regarding the definition of impaired loans including the proposed table and definitions presented in the response to Comment 1.

3.
We note your disclosure that all commercial loans at risk of default are classified as substandard. Please revise future filings to explain the criteria you use to determine if a commercial loan is at risk of default.

Response

Please see our response to Comment 1.

4.
Please revise future filings to disclose in a tabular format a breakdown of total renegotiated loans by loan category (commercial, consumer, residential mortgage, etc.) and by whether they are classified as performing or non-performing at each period end presented.

Response

We acknowledge the Staff’s comment, and in future filings will disclose in tabular format a breakdown of total renegotiated loans by loan category (commercial, consumer, residential mortgage, etc.) as presented in our response to Comment 1 in the additional disclosure for impaired loans.

5.
Please revise future filings to discuss the types of concessions you use most often when renegotiating loans (reduction in interest rate, payment extensions, forgiveness of principal, etc) and your success rate.

Response

We acknowledge the Staff’s comments, and in future filings, our disclosure will include the table of impaired loans as shown in our response to Comment 1, which includes the breakdown of renegotiated loans by product. We will also include the following disclosure:

“The Bank in certain instances renegotiates loans that have one or more installments that are non-performing. The types of concessions most often given when renegotiating a loan are a reduction in interest payments or a forgiveness of principal. The following table shows the success rate for renegotiated consumer and mortgage loans.  The success rate is defined for each reported period as: (i) (the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2010, minus the amount of such renegotiated loans that have been charged off as of December 31, 2010) divided by (ii) (the total amount of such renegotiated loans).

As of December 31, 20xx Period of renegotiation	Success rate Consumer loans	Success rate Residential mortgage loans
1Qxx
2Qxx
3Qxx
4Qxx
1Qxx
2Qxx
3Qxx
4Qxx”

6.
We note your disclosure on pages 60 and 104 related to recoveries of loans previously charged-off. Please revise future filings to disclose here and in Note 1, when and where you recognize loan recoveries in your financial statements. Additionally, clearly disclose if and where these amounts are reflected in the rollforward of your allowance for loan losses as presented on both pages 104 and F-74.

Response

We acknowledge the Staff’s comments, and in Item 5 along with the table that discloses our loan loss recoveries by loan product (pages 60 and 104) and in Note 10 on page F-74, we will include the following disclosure:

“The following table shows recoveries by Santander-Chile by type of loan.
Year Ended December 31,
	2010	2009
(in millions of Ch$)
Commercial loans
Consumer loans
Residential mortgage loans
Total

Recoveries for loans previously charged off are recognized as income in the line item Provision Expense. We only recognize as a recovery interest and/or principal paid in cash in connection with a loan that has already been charged-off in its entirety. Such recoveries do not have an impact on our allowance for loan losses as these recoveries are for loans that have been already charged-off and recognized as a loss in our income statement and are no longer on-balance sheet.”

Analysis of Loan Loss Allowance, page 103

7.	Please revise future filings to present the ratio of net charge offs to average loans outstanding for all periods as required by Item IV.A of Industry Guide 3.

Response

We acknowledge the Staff’s comments, and in future filings we will present the ratio of net charge-offs to average loans outstanding for all periods as required by Item IV.A of Industry Guide 3.

Item 18. Financial Statements

Consolidated Statements of Income, page F-3

8.
We note that you present a subtotal for “Operating Income” as well as a different subtotal for “Total Operating Income”. It appears confusing to have two subtotals with the same title and different amounts on the face of your Consolidated Statements of Income. Further, your line item title of “Total Operating Income” does not appear to accurately describe the components of that subtotal, since it appears to include various revenue line items net of interest expense. Please consider revising these line items to more accurately and transparently the amounts reflected in those subtotals.

Response

We respectfully advise the Staff that the nomenclature in our income statement line items was taken from Chapter C-1 of the Compendium of Accounting Standards of the SBIF.  We understand that such nomenclature could appear particularly confusing when translated to English.  As a result, we have decided that in future filings we will rename “Total operating income” as “Net operating profit before loan losses”.

Consolidated Statement of Comprehensive Income, page F-4

9.	Please revise future filings to disclose the reclassification adjustments related to the components of other comprehensive income. Refer to paragraph 92 of IAS 1.

Response:

We acknowledge the Staff’s comments and in future filings will disclose in Note 25 - Equity to the consolidated financial statements the reclassification adjustment related to the components of other comprehensive income as required by paragraph 92 of IAS 1.

The revised disclosure in future filings will be the following:

“Components of other comprehensive income

Other comprehensive income

As of December 31,
2010	2009

(in millions of Ch$)

Available-for-sale investment
Gains (Losses) on remeasuring available for sale investments, before tax
Reclassification adjustments on available for sale investments, before tax
Other comprehensive income, before tax, available for sale investment

Cash flow hedges
Gains (Losses) on cash flow hedges, before tax
Reclassification adjustments on cash flow hedges, before tax
Amounts removed from equity and included in carrying amount of non financial assets (liability) whose acquisition or incurrence was hedges highly probable forecast transaction
Other comprehensive income, before tax, cash flow hedges

Other comprehensive income, before tax

Income tax related to other comprehensive income
Income tax relating to available for sale investment
Income tax relating to cash flow hedges
Aggregated income tax related to other comprehensive income

Other comprehensive income, net of tax”

Consolidated Statement of Cash Flows, page F-6

10.
Please tell us why the provision for loan losses presented in the operating activities section does not agree to the amount presented in the statements of income on page F-3. Please revise future filings to provide a reconciliation accompanied by a transparent explanation of the basis for the difference. To the extent these adjustments are offset elsewhere in your Statement of Cash Flows, please revise to identify where.

Response

We respectfully advise the Staff that the provision for loan losses presented in the operating activities section does not agree to the amount presented in the statements of income on page F-3, because for cash flow statement purposes the provision for loan losses excludes recoveries of assets previously written-off. On the other hand, the income statement presents provision for loan losses net of such recoveries. Please note that for cash flow purposes the recoveries are included within the “Consolidated income before tax” line item.

In future filings, we will provide the reconciliation presented below accompanied by an explanation of the basis of the difference.

	Year Ended December 31,
	2009	2008
	(in millions of Ch$)
Provision for loan losses (Consolidated Statement of Income)	333,847	287,983
Recoveries of loans previously charged off (see Note 32)	39,274	37,894
Provision for loan losses (Consolidated Statement of Cash Flows)	373,121	325,877

Note 1 – Summary of Significant Accounting Policies

i) 1. Interest revenue, interest expense and similar items, page F-21

11.
You disclose that the recognition of accrued interest is suspended transactions which are past due 90 days or more, when it originated from a refinancing or renegotiation, or when you believe the debtor poses a high risk of default. Please revise future filings to clarify your interest accrual policies on impaired loans to specify whether you recognize as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan. If you do not, please tell us how you apply the guidance in paragraph AG93 of IAS 39.

Response

We respectfully advise the Staff that we cease accruing interest on the basis of contractual terms on any asset classified as an impaired asset. Pursuant to paragraph AG93 of IAS39, we recognize net implicit interest income on impaired assets using the rate of interest used to discount future cash flows for the purpose of measuring the impairment loss.

In future filings, we propose to include the following disclosure on page F-21 (Note 1, letter i) i.) of the 20-F to clarify our policy regarding the accrual of interest income for non-accrual assets:

“The Bank ceases accruing interest on the basis of contractual terms on the principal amount of any asset that is classified as an impaired asset. Thereafter, the bank recognizes as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan. On the other hand, any collected interest for any assets classified as impaired are accounted for on a cash basis.”

Note 2 – First Time Adoption of Financial International Reporting Standards

c) Opening Consolidated Statements of Financial Position under IFRS, page F-38

12.
Please tell us in more detail the nature of the adjustments to loans and accounts receivable from customers as of January 1, 2008 and December 31, 2008 and the amount of each adjustment on a gross basis.

Response

The adjustments to loans and accounts receivable from customers as of January 1, 2008 and December 31, 2008 disclosed in “c. Opening Consolidated Statements of Financial Position under IFRS” on page F-38 are as follows:

	As of December 31, 2008	As of January 1, 2008
	(in millions of Ch$)
Change in charge-off of loan (1)	(4,235)	(2,205)
Change in the perimeter of consolidation (2)	(3,786)	(3,573)
Total transition adjustments	(8,021)	(5,778)

(1)
Under previous GAAP, the term for charging off past-due and late installments on credits and accounts receivable was calculated from the time of their classification in the past-due portfolio, which occurred when payment of principal or interest was in arrears by ninety days or more. This method was realized previously installment by installment.

Under IAS 39 “Financial Instruments: Recognition and Measurement”, an impairment loss of a financial asset or group of financial assets is recognized if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset (a loss event), and that loss (or events) has an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated.  As a result, the impairment is determined for each loan considering its total amount and no longer installment by installment as under previous GAAP.

An impairment relating to a loan recorded at amortized cost is calculated as the difference between the recorded asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

 Individually significant financial assets are individually tested to determine their impairment. All impairments are recorded in the Consolidated Statement of Income.

(2)
With regards to the Ch$3,786 as of December 31, 2008 (Ch$3,573 as of January 1, 2008) million due to the inclusion of certain subsidiaries within the perimeter of consolidation, the Bank analyzed and redefined its perimeter of consolidation due to the adoption of IFRS, since the fundamental criteria applicable under IFRS is the Bank’s degree of control exercised over a given entity not only the percentage of ownership interest in such given entity.

 f) Description of principal adjustments, page F-44

General

13.
We note your disclosure in your December 31, 2008 Form 20-F which states your allowance for loan losses is in accordance with regulations issued by the Superintendency of Banks and Financial Institutions (SBIF). We also note your disclosure on page 99 that voluntary reserves that cover no specific risk are no longer permitted and your disclosure on page 22 of your Form 6-K filed on November 10, 2010 that your expected loss is based on internal credit models and SBIF guidelines and that you must have 100% coverage of expected losses. Please address the following:

a.	Tell us if the SBIF regulations require an expected loss approach which recognizes losses expected to be incurred in the future in estimating the allowance for loan losses.

See letter e. below

b.
Tell us if your allowance for loan loss methodology under Chilean GAAP as presented in your December 31, 2008 Form 20-F used an expected loss approach. If not and the SBIF regulations require an expected loss approach, please tell us how your methodology was consistent with regulations issued by the SBIF.

See letter e. below

c.
Further, if your allowance for loan loss methodology at December 31, 2008 under Chilean GAAP was an expected loss approach, tell us why you did not present an adjustment for a difference in your allowance methodology in your reconciliation to U.S. GAAP in your 2008 Form 20-F.

See letter e. below

d.
If your allowance for loan loss methodology at December 31, 2008 under Chilean GAAP was an expected loss approach, please quantify the difference in your allowance for loan losses under an expected loss approach as compared to an incurred loss approach under IFRS and tell us why you do not disclose a change in your accounting policies upon your adoption of IFRS as issued by the IASB.

See letter e. below

e.
Please tell us if your loan loss methodology at December 31, 2009 is based on an incurred loss or expected loss methodology. If you use an expected loss methodology, please tell us how your methodology is consistent with IFRS guidance. If it is an incurred loss methodology, please revise your disclosure in future filings to use only terminology consistent with this methodology.

Response

We respectfully confirm to the Staff that as of December 31, 2008 and 2009, our allowances for loan losses were determined and recorded according to internally developed models, which allow us to make a reasonable determination based on our best estimate of the incurred losses at the end of each year end.  These internally developed models were at those dates in accordance with regulations issued by the Supertendency of Banks and Financial Institutions (SBIF).

The SBIF has developed and established methodologies for the calculation of loan loss allowances, which have to be applied by the banks under its supervision.  At the same time, the SBIF has also authorized the use of banks’ internally developed models with the only condition that such models could not result in the amount lower than the amount that would have been determined under the SBIF methodologies.  Santander-Chile has developed its own internal models for the determination of the allowance for loan losses following an incurred loss approach.  The allowances calculated under such internal model have been always higher than the allowances for loan losses that would have been calculated if the Bank had used the SBIF model, and therefore considered appropriate by our local regulator.

In order to clarify the terminology used in our filings, we respectfully advise the Staff, that when the term “expected losses” has been used, it was used in reference to our estimate or expectation of incurred losses at the end of each period.  Our allowances for loan losses have been determined based on economic or market conditions at the date of measurement, and considered how these conditions would impact our future cash flows.  For a further description of our models under Item 5, please see Classification of Loan Portfolio, page 96,  and pages F-26 and F-27 of our 20-F.

Accordingly, and considering our incurred loss approach for the determination of allowances for loan losses, in future filings we will revise the reference of “expected losses”, to “estimated incurred losses”, in all the corresponding parts of the document.

Beginning January 1, 2010, the SBIF started to incorporate new requirements to the model for the allowance for loan losses calculation, which include an expected loss approach. These modifications are contained in Chapter B3 “Contingent credits” of the New Compendium of Accounting Rules of the SBIF, and require, commencing January 1, 2010, that all the financial institutions include in the calculation of expected loss and reserve levels, a percentage of off-balance sheet contingent loans. These include, among others, lines of credits approved but not disbursed, unused credit card lines, stand-by letters of credit and other operations guaranteed by the Bank.  This change is discussed on page F-98 of our 20-F.  Considering our incurred loss approach for IFRS purposes, this adjustment will be reversed and will only be applied to our local statutory financial statements.

Furthermore, in July 2009 the SBIF issued Circular N°3,476, which will suspend, commencing January 1, 2011, the utilization of internal models for the determination of allowances for loan losses, and requiring that only SBIF models be used. Together with this, new risk categories and allowance percentages will be required according to the modifications introduced by Chapter B1 of the New Compendium of Accounting Rules, applicable to individually evaluated debtors.  In future 20-F Financial Statements the Bank will continue to use its internally developed models and differences with the SBIF models will be reversed.

As mentioned above, under Chilean GAAP, the allowance for loan losses is calculated according to our internally developed models, which are consistent by loan category with our historical loss experience.

Under U.S. GAAP, the allowances for loan losses should be determined for impaired and other loans in amounts adequate to cover inherent probable losses in the loan portfolio at the respective balance sheet dates in accordance with ASC 310-10-35-13, “Accounting by Creditors for Impairment of a Loan” (“ASC 310-10-35-13”), for loans specifically reviewed for impairment and ASC 450, “Accounting for Contingencies”, for those loans and loan pools evaluated on a collective basis for impairment. Our methodology for determining allowance for loan losses uses a variety of internal and external factors, including the results of our loan classification process, historical losses, economic and market data and other relevant factors, applied on a consistent basis, and updated to reflect current trends and information.  Accordingly, we also determine our allowance for loan losses for loans individually reviewed for impairment in accordance with the provisions of ASC 310-10-35-13. As mentioned above, under Chilean GAAP, the allowance for loan losses is calculated according to our internally developed models, which are consistent by grade with our historical loss experience.

Regarding the voluntary reserves mentioned in page 22 of our 6-K filed on November 10, 2010, we respectfully advise the Staff, that the statement “voluntary reserves” refers to allowance for loan losses that could be set aside without any connection to the Bank’s credit risk models as defined in Item 5- Classification of Loan Portfolio-Classification of Loan Portfolio on pages 96 through 99 of the 20-F and without authorization of the Bank’s Board of Directors. Prior to 2004, Chilean Banks were permitted to recognize (and reverse) voluntary reserves that had no connection to their credit models and without the authorization of the Board of Directors and for this reason we make this distinction in this paragraph.  As of January 1, 2004, Banks were no longer permitted to recognize voluntary provisions, but were permitted to recognize additional reserves, that are not given by a bank’s credit models, but these could only be recognized or reversed with the expressed authorization of the Board of

Directors. In future filings we will no longer make a reference to voluntary reserves and only refer to Additional reserves. The disclosure will read as follows:

“Additional reserves
Banks are permitted to establish allowances above the limits described above only to cover specific risks that have been authorized by their Board of Directors. These allowances can only be reversed with the authorization of the Board of Directors.  As of December 31, 2008 and 2009 the Bank has not established any additional reserves.”

iii. Price-level restatement, page F-46

14.	Please provide us your accounting analysis which explains in detail how the guidance in paragraph 22 of IFRS 1 supports you not reversing the price-level restatement prior to December 31, 2007.

Response

See Response 15 below.

15.	Please provide us your accounting analysis which includes supporting accounting guidance to not reverse the price-level restatement for your paid-in capital and reserves as of December 31, 2008.

Response

We respectfully advise the Staff that, due to a typographical error, the accounting guidance quoted in section “f. Description of principal adjustments – iii. Price-level restatement” on page F-46 was incorrect .  The guidance that should have been quoted is paragraphs D5 and D6 of IFRS 1, which is summarized below:

“D5. An entity may elect to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date.

D6. A first-time adopter may elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRS as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to:

a. fair value; or

b. cost or depreciated cost in accordance with IFRSs, adjusted to reflect, for example, changes in a general or specific price index.”

In future filings, we propose to include the following discussion on page F-46 of the 20-F as follows:

“Since the Chilean economy does not meet the aforementioned requirements of IAS 29 the Bank is no longer allowed to price-level restate its financial statements under IFRS. Moreover, the Bank and its subsidiaries have elected to measure certain items of property, plant and equipment at the date of transition both at their fair value and at their previous GAAP revalued amount and use that fair value and that previous GAAP revalued amount as their deemed cost at that date in accordance with paragraphs D5 and D6 of IFRS 1.  Accordingly, the price-level restatement applied until December 31, 2007 was not reversed.”

Additionally, we have elected to not reverse the price-level restatement for our paid-in capital and reserves as of December 31, 2008.  Our decision is based on the SVS Circular N°456 accounting guidance, which provides that:

“Deflation impacts shall not be applied to paid-in capital accounts.  Additionally, for financial statements prepared under IFRS with a transition period ending December 31, 2008, 2009 or 2010 (comparative period applied to IFRS adoption) if applicable, the price-level restatement of paid in capital for the aforementioned period shall be recorded with a charge to Other Reserves under the term of Other Increases to Equity.  This exception is applicable because paid-in capital at December 31 of the transition period is established in the company´s bylaws which have been modified based on the distribution of the price-level restated equity, held at the annual shareholder´s meeting that approves such amount according to Article 10, section 2 of Chile law N°18.046 Sociedades Anónimas”.

In future filings, we propose to include the aforementioned discussion on page F-46 of the Form 20-F.

vi. Charge-off of loans, page F-47

16.
You disclose that charge-offs were formerly determined on a “quota by quota” basis before your adoption of IFRS as of January 1, 2008. In future filings, please revise to more clearly describe your former methodology for determining when to charge-off a loan. More clearly disclose how the change in charge-off triggers as part of your adoption of IFRS is reflected in your historical charge-offs for the last five years. Specifically identify the extent to which the speed of charge-offs was affected and how this change has affected the amounts you charged off during 2008 and 2009. To the extent possible, quantify the amount by which your charge-offs would have been higher or lower during 2008 and 2009 had you been historically applying IFRS for last several years.

Response

Under previous GAAP,  the Bank charged off loans or portions thereof when collection efforts were exhausted and in accordance with the following maximum prescribed limits:

•	24 months after a loan is past due (3 months for consumer loans) for loans without collateral; and

•	36 months after a loan is past due for loans with collateral.

In future filings will provide a clear description of our former methodology for determining when to charge-off a loan and how the change in charge-off triggers as part of our adoption of

IFRS is reflected in our historical charge-offs for the last five years. We will also specifically identify the extent to which the speed of charge-off was affected and how this change has affected the amounts that we wrote-off during 2008 and 2009.

The following table compares the same date charge off portfolio (December 31, 2008) before and after the adoption of IFRS:

Charge- off by loan product

	Year Ended December 31,
	2009 IFRS	2008 IFRS	2008 Previous GAAP
	(in millions of Ch$)
Commercial loans	239,005	236,405	236,274
Consumer loans	8,708	5,032	3,423
Residential mortgage loans	48,118	32,935	28,432
Total	295,831	274,372	268,129

Note 10 – Loans and Accounts Receivables from Customers

c) Allowances, page F-74

17.
We note your disclosure here of total “allowances established” of MCh$398,409 and MCh$326,086 versus your disclosure of total “allowances established” of MCh$398,416 and MCh$326,121 on page 104 for the years ended December 31, 2009 and 2008, respectively. In addition, we note that none of these disclosed amounts agrees to your reported “provisions for loan losses” expense on the face of your Statements of Income of MCh$333,847 and MCh$287,983 as of December 31, 2009 and 2008. Please tell us and revise future filings to describe the relationship between, and provide a reconciliation of, the amounts “allowances established,” “allowances released” and “provision for loan losses.” Further, please revise future filings to ensure the amounts entitled “allowances established” are consistently disclosed throughout your filing.

Response

We respectfully advise the Staff that the MCh$398,409 and MCh$326,086 “Allowances established” balances disclosed for 2009 and 2008, respectively, on page F-74 represent allowances established for customer loans as Note 10 discloses loans and accounts receivable from customers.

On the other hand, the MCh$398,416 and MCh$326,121 “Allowances established” balances disclosed for 2009 and 2008, respectively, on page 104 include allowances for both customer and interbank loans.  As shown on page F-69 the allowances established on interbank loans for 2009 and 2008 were MCh$7 and MCh$35, respectively, which therefore accounts for the variance between the “Allowances established” balances on pages F-74 and 104.  Please see below for a reconciliation of the “Allowances established” balances on the aforementioned pages.

	Year Ended December 31,
	20XX	20XX
	(in millions of Ch$)
Allowances established – customer loans per F- 74	398,409	326,086
(+) Allowances established on interbank loans per F- 69	7	35
Allowances established on customer and interbank loans	398,416	326,121

We propose amending our future filings to include a footnote on page F-74 to indicate that the “Allowances established” balances therein exclude the allowances on interbank loans disclosed on page F-69.  Further, we propose adding a footnote on page 104 to indicate that the “Allowances established” therein include both allowances on customer and interbank loans.

With regard to the provision for loan loss balances disclosed on the face of the income statement on page F-3 and footnotes on page F-121 (MCh$333,847 and MCh$287,983 for 2009 and 2008, respectively), the balances therein will not agree to the balances disclosed on pages 104 and F-74.  The reason for this is that the balances related to “Allowances Established” and “Allowance Released” and “Loan loss allowances at end of year” on page 104 and “Allowances Established” and “Allowance Released” and “Totals” on page F-74 are cumulative life-to-date balances related to the loan loss provision booked in the Bank´s balance sheet.  On the other hand, the balances disclosed on pages F-3 and page F-121 are period-to-date balances related to the loan loss provision recorded in the Bank’s income statement for the year-to-date period ending December 31, 2009 and 2008.

Note that in future filings we will add a footnote on pages F-74 and 104 to indicate that the “Allowances established” and “Allowance released” balances disclosed therein are cumulative life-to-date related to balance sheet activity and will not agree to the “Allowances established” and “Allowances released” balances on page F-121, which are period-to-date balances related to income statement activity.

Note 25 - Equity, page F-110

18.	Please revise future filings to disclose the number of ordinary shares authorized. Refer to paragraph 79(a)(i) of IAS 1.

Response

We acknowledge the Staff’s comment, and in future filings will provide in notes the number of ordinary shares authorized as required by paragraph 79(a) (i) of IAS 1.
A draft of our proposed disclosure to be made in future filings is set forth below:

“NOTE 25 – EQUITY

a) Capital stock and preferred shares

As of December 31, 20XY and 20YZ the Bank had 188,446,126,794 authorized shares outstanding, all of which are subscribed and paid in full. All shares are common shares, with no par value or other preferences”

Note 28 – Interest Income and Expense, page F-117

19.	Please revise future filings to describe the nature of and tell us the basis for the adjustments presented in your table.

Response

We acknowledge the Staff’s comments and will add more information in future filings to explain the nature and basis of the adjustments presented in Note 28. Interest Income and Expense, on page F-117.

Specifically, we will include a footnote on the Interest Income and Expense table in Note 28 explaining what the adjustments relate to.  Note that the adjustments are a result of changes in the Unidades de Fomento (“UF”).  The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.  The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.  This is therefore causing the adjustments in Note 28.

Note that the aforementioned information related to the UF is currently disclosed in the paragraph preceding “Basis of consolidation for the Consolidated Financial Statements” on page F-9. However, as previously noted we will include such information as a footnote to the Interest Income and Expense table in Note 28 in future filings.

Note 39 – Risk Management: Credit Risk, page F-145

20.
We note your disclosure on page F-149 which states that loans categorized as “C” or “D” pertains to impaired loans. Please confirm that these loans were individually determined to be impaired as at the end of the reporting period which is required to be disclosed by paragraph 37(b) of IFRS 7. If so, please clarify your disclosure in future filings. If not, please tell us where you disclose this information.

Response

Impaired loans are determined under the guidelines established in IAS 39 Sections 58 and 59. Please also see our response to Comment 1 for more detail on the definition of impaired loans.

As stated in pages 96 and 97 in Item 5: large commercial loans are evaluated for impairment on an individual basis. The definition is as follows:

Classification of Loan Portfolio

Allowances for large commercial loans

a.
Deteriorated Debtors, which are classified as C1, C2, C3, C3, C4, D1 or D2, include debtors whose loan balances with us of 5% or more have been non-performing for more than three months, a debtor with a loan with us that has been charged off or administered by our Recovery Unit, or classified as Precontenciosos (PRECO or Early Deterioration).

Commercial loans whose loan loss allowance is determined on a group basis are evaluated for impairment on an individual basis since they are considered to be impaired when the loan is non-performing, when the client to which the loan was given to has other loans that are non-performing or when the loan has been renegotiated.

Consumer and residential mortgage loans whose loan loss allowance is determined on a group basis are evaluated for impairment on an individual basis since they are considered impaired when they are non-performing or when they have been renegotiated.

In future filings and as stated in Comments 1 through 6, we will improve our disclosure regarding the definition and disclosure of impaired loans throughout the document.

Note 39 on pg. F-149 states “See note 32 for a detail of the Bank’s impaired loans and their respective allowances.” This phrase should read: “ See Note 10-Loans and Account Receivables from Customers for a detail of the Bank’s impaired loans and their respective allowances”.

21.	Please tell us and revise future filings to describe the relationship between, and provide a reconciliation of, total individually impaired loans and total substandard loans at each period end.

Response

We acknowledge the Staff’s comments, and in future filings we will refer to substandard loans as impaired loans throughout the 20-F as in some cases these were referred to as substandard loans. In future filing and as stated in Comment 1 through Comment 6 and Comment 20, we will improve our disclosure regarding the definition and disclosure of impaired loans throughout the document.

Form 6-K filed September 13, 2010

Note 9 – Loans and Accounts Receivable from Customers, page 58

22.
Given the recent downturn in the worldwide economy and, in particular, the deterioration in credit quality and credit trends within the financial services industry, we believe it would be useful to readers to provide information related to past due, non-performing and substandard loans for interim periods. Accordingly, please revise future interim financial information, to the extent that it is filed with us, to disclose information related to past due, non-performing and substandard loans similar to what you disclosed on page 102 of your Form 20-F.

Response

We acknowledge the Staff’s comment and in future filings we will provide disclosure as presented on page 102 of our 20-F as follows:

“Analysis of Impaired Loans and Amounts Non-Performing

The following table analyzes our impaired loans and non-performing loans.

As of XXX,
	XXXX	XXX
(Ch$ million)
Total loans
Impaired loans(1)
Impaired loans as a percentage of total loans

Amounts non-performing
To the extent secured
To the extent unsecured

Amounts non-performing as a percentage of total loans
To the extent secured(2)
To the extent unsecured

Loans loss allowances as a percentage of:
Total loans
Total amounts non-performing
Total amounts non-performing-unsecured

(1)  Impaired loans are detremined under the guidelines established in IAS 39 paragraphs 58 and 59. For loans whose allowance is determined on an individual basis, impaired loans include: (i) All loans to a debtor that are rated C1 through D2; (ii) Total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days. For loans whose loan loss allowance is determined on a group basis, impaired loans include: (i) Total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans (ii) If the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired.

(2) Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.”

Form 6-K filed November 10, 2010

23.
We note you increased the minimum provision recognized for most risk profiles of performing consumer loans which increased your provision expense by Ch$27,793 in the quarter ended September 30, 2010. Please tell us in detail how you analyze the minimum provision required for performing loans, how you determined that your minimum provision for consumer loans prior to September 30, 2010 was not adequate and how you determined the appropriate adjustments.

Response

As disclosed in our most recently filed Form 20-F, consumer loans are assigned an allowance level based on credit risk profiles, utilizing a more automated statistical model and considering borrower credit history, including any defaults on obligations to other creditors, as well as the overdue periods on loans from us. We differentiate between old and new clients when determining a client’s risk profile for consumer loans and those that have gone through some type of renegotiation in the past in the financial system. All loans are assigned a provision at the moment a loan is granted depending on the risk profile of the client. The following table sets forth the required allowances for consumer loans in 2009 and until August 2010:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients	New Clients	Old Clients
Consumer	Profile 1	30.5%	21.0%	31.4%	38.4%
	Profile 2	21.7%	17.7%	21.2%	26.4%
	Profile 3	14.9%	9.7%	6.1%	22.1%
	Profile 4	12.3%	6.2%		8.90%
	Profile 5	8.9%	2.9%		2.10%
	Profile 6	5.7%	1.4%	-	-
	Profile 7	2.7%	0.6%	-	-
_____________
(1)	Percentage of total outstanding.

We are continuously improving and recalibrating our credit scoring and provisioning models and this may change the minimum provision standards for the various client profiles.

In the third quarter of 2010 ended September 30, 2010, the Bank continued its policy of continuing to upgrade its models to determine allowances for consumer loans.  The Bank also expects, as the Chilean economy strengthens, to see a rise in consumer lending, especially among middle and low income clients who are entering the banking market.  Therefore, this will be accompanied by investments and continuous improvements in the Bank’s credit scoring models, especially for performing loans.  The most important improvements implemented in the third quarter of 2010 were a separation of risk profiles between Santander Banefe, our banking division for middle to low income clients, which is expected to lead consumer loan growth in the coming periods, and the rest of the Bank, as well as, the elimination of the distinction in allowance levels for old and new clients that have been renegotiated. The following table sets forth the required allowances for consumer loans as of September 2010:

Bank:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients
Consumer	Profile 1	33.78%	10.39%	41.95%
	Profile 2	10.82%	2.01%	26.29%
	Profile 3	6.05%	0.82%	15.63%
	Profile 4	5.70%	0.38%	7.01%
	Profile 5	4.12%	0.22%	3.00%
	Profile 6	2.51%	-	1.25%
	Profile 7	1.40%	-	0.50%

		Allowance Level
		Not renegotiated		Renegotiated
Loan type	Overdue Days	New Clients	Old Clients
Consumer	90-120	44.58%	56.39%	52.82%
	120-150	44.58%	67.33%	62.96%
	150-180	44.58%	75.49%	70.08%

     Santander Banefe:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients
Consumer	Profile 1	57.60%	33.24%	51.13%
	Profile 2	22.97%	14.23%	32.79%
	Profile 3	19.40%	7.16%	28.85%

Profile 4	14.62%	4.10%	19.23%
Profile 5	10.77%	2.52%	13.31%
Profile 6	5.88%	1.34%	8.57%
Profile 7	3.09%	0.94%	4.37%
Profile 8	-	-	2.69%

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Overdue Days	New Clients	Old Clients
Consumer	90-120	82.95%	56.36%	53.55%
	120-150	82.95%	68.00%	64.05%
	150-180	82.95%	78.54%	74.72%

(1)   Percentage of total outstanding.

*           *           *           *

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call Mr. Robert Moreno Heimlich  at 562-320-8284.

Yours sincerely,

/s/ Gabriel Montoya
Gabriel Montoya Chief Financial Officer Banco Santander Chile

cc: Nicholas Kronfeld, Davis Polk & Wardwell LLP

      Kathline Malone, Deloitte Touche Tohmatsu Limited